  VEON announces its intention to establish new parent  holding company in the UK      Amsterdam, 3 February 2022 – VEON Ltd. (NASDAQ and Euronext Amsterdam: VEON), a leading global  provider of connectivity and  internet services, has today announced  its  intention to move  its group  parent company to the United Kingdom, with the  introduction of a newly  formed UK  incorporated  public  limited  company  as  the  top  holding  company  of  the  VEON  Group  (the  “new  UK  Parent  Company”).  It  is  expected  that  the  new UK  Parent  Company will  replace  VEON  Ltd.  (a  Bermuda  incorporated company) as the VEON Group’s ultimate parent company by way of a Bermuda court‐ approved scheme of arrangement.   The proposal represents a move away from incorporation in Bermuda to the United Kingdom, placing  the  company  in  a  jurisdiction  with  high  standards  of  corporate  governance  and  a  strong  and  transparent legal framework that is close to its operational headquarters in Amsterdam. The change  of the place of incorporation of the top holding company is expected to enable VEON and its operating  subsidiaries to operate more effectively across its markets, to best position the VEON Group for the  future. It is expected that such change will also provide the Company with the necessary flexibility vis‐ à‐vis current and future tightening of regulatory requirements  in many of  its markets of operation,  including Russia, which recently  introduced a new law  introducing certain conditions for companies  participating in Russian state and municipal procurement tenders or contracts.    We are not anticipating any adverse tax consequences as a result of this change. In addition, we do  not anticipate any material changes to the VEON Group’s corporate governance framework, including  its existing board and committee structure.     VEON Ltd. will issue a notice to convene a general meeting of its shareholders to seek their approval  for  the  proposed move  and  intends  to  apply  for  approval of  a  scheme of  arrangement  from  the  Bermuda  Supreme  Court. VEON  does  not  expect  these  changes  to have  a material  impact  on  its  financial operations or result  in changes to  its day‐to‐day operations. As part of these transactions,  common shares and American Depositary Shares (ADSs) in VEON Ltd. are expected to be exchanged  on a 1‐for‐1 basis for ordinary shares and ADSs, respectively, in the new UK Parent Company and such  shares  and  ADSs  are  expected  to  be  listed  and  traded  on  Euronext  Amsterdam  and  NASDAQ,  respectively, under the same current VEON ticker symbol. VEON is expected to continue to be subject  to Dutch Authority for the Financial Markets (AFM) and US Securities and Exchange Commission (SEC)  reporting requirements.  “Establishing our new group parent company in the United Kingdom is another positive step forward  as we continue to evolve our Group governance. This is particularly appropriate given the international  nature of VEON and the current climate of tightening regulatory requirements across the globe,” said  Gennady Gazin, VEON’s Chairman.  A Question & Answer document will be posted shortly on the VEON's web site in the Investor  Relations section. This document can be found at the following URL – https://www.veon.com/ukqa.  ABOUT VEON

VEON is a NASDAQ and Euronext Amsterdam‐listed global provider of connectivity and internet  services. For more information visit www.veon.com.    DISCLAIMER    This communication is being made in respect of the proposed move of the top holding company of the  VEON Group’s place of incorporation from Bermuda to the United Kingdom. In connection with this  proposed move, VEON intends to mail a proxy statement to its shareholders. Shareholders are urged  to read such proxy statement when it becomes available because it will contain important information.  The proxy statement and other documents relating to the movement of our top holding company from  Bermuda to the United Kingdom will be available on the VEON's website (www.veon.com) and other  documents filed or to be filed by VEON with the SEC are or will be, available free of charge at the SEC’s  web site (www.sec.gov).    This press release contains “forward‐looking statements”, as the phrase is defined in Section 27A of  the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of  1934,  as  amended.  Forward‐looking  statements  are  not  historical  facts,  and  include  statements  relating  to,  among  other  things,  expectations  regarding  VEON’s  ability  to  successfully move  the  incorporation of the top holding company of the VEON Group from Bermuda to the United Kingdom  and  the positive  impact  resulting  therefrom. Forward‐looking  statements are  inherently  subject  to  risks and uncertainties, many of which VEON cannot predict with accuracy and some of which VEON  might not even anticipate. The forward‐looking statements contained in this release speak only as of  the date of this release. VEON does not undertake to publicly update, except as required by U.S. federal  securities laws, any forward‐looking statement to reflect events or circumstances after such date or to  reflect the occurrence of unanticipated events. Furthermore, elements of this release contain or may  contain, “inside information” as defined under the Market Abuse Regulation (EU) No. 596/2014.          VEON CONTACTS    Investor Relations      Nik Kershaw  ir@veon.com            Communications      Marina Levina  pr@veon.com